10/31

02055729

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Synex International Inc.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 8602 FISCAL YEAR 6-30-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DATE : 11/5/02

Synex International Inc.
Annual Report 2002



SYNEX INTERNATIONAL INC.

The Annual General Meeting will be held at the offices of the Company at 400-1444 Alberni Street, Vancouver, BC, Canada at 10:00am, November 26, 2002.

Synex International Inc. through the operations of its wholly owned subsidiary companies Synex Systems Corporation, Synex Energy Resources Ltd., and Sigma Engineering Ltd., develops and markets computer software products, develops and operates electrical power facilities and provides consulting engineering services in the water resources field.

The common shares of the company are listed on The Toronto Stock Exchange, Trading Symbol - SXI

REPORT FROM THE PRESIDENT

During fiscal year 2002, all three divisions of the Company operated profitably and continued to build the basis for expansion in later years. The renewed focus on the operating divisions following the acquisition in June 2001 of the shares of the former controlling shareholder by a group including management, employees and outside investors resulted in each of the divisions showing improved results over fiscal 2001.

Revenue in fiscal 2002 decreased to $3,919,158 from $4,093,329 while Net Income in fiscal 2002 increased to $496,520 from $120,871. The increase in Net Income is primarily a result of decreased selling, general and administrative costs. Earnings per share increased to $0.03 in fiscal 2002 as compared to $0.01 in fiscal 2001. As at June 30, 2002, the Company had a cash balance of $556,494 and no indebtedness.

The software division released a number of upgraded versions of F9 primarily for use with accounting systems using SQL Server technology. The releases included F9 products for both the ACCPAC and Microsoft Great Plains families of products. During fiscal 2002, revenues decreased to $2.72 million from $2.80 million in fiscal 2001 with segmented operating profit increasing to $459,000 from $110,143 in fiscal 2001. There was a year over year revenue increase during the last six months to $1.56 million from $1.33 million and the software division anticipates that revenue will continue to increase in fiscal 2003.

Revenues for the energy division decreased to $473,090 from $556,167 in fiscal 2001 with net income decreasing to $145,007 from $169,219. The revenue in fiscal 2001 was higher mostly due to the gain on sale of shares of New World Power Corporation. During fiscal 2002, the energy division advanced a potential powerline utility project as well as two potential hydroelectric opportunities within British Columbia. The energy division holds over 9% of the outstanding shares of Coast Mountain Hydro Corporation, a company proposing a 100 MW hydroelectric plant in northern British Columbia. During fiscal 2002, Coast Mountain completed the feasibility study and submitted an Application for Project Approval under the Environmental Assessment Act. The energy division has a US$1 million Convertible Loan with The New World Power Corporation which was due on June 30, 2001. The Convertible Loan and accrued unpaid interest is secured by a first mortgage on the power plants of Wolverine Power Corporation, a wholly owned subsidiary of New World. New World has been actively pursuing a sale of Wolverine since the summer of 2001 and the energy division has made a number of purchase proposals for Wolverine. Subsequent to the end of the fiscal year, the energy division has continued to propose a purchase of Wolverine and has commenced foreclosure proceedings on the properties of Wolverine.

Revenue from external customers of the engineering division increased to $712,619 from $648,508 in fiscal 2001 with segment operating profit increasing to $137,335 from $67,930. Most of the engineering services relate to feasibility, design and operation of hydroelectric plants. Total revenue for fiscal 2002 increased to $1,017,699 from $894,178 in fiscal 2001, with the increase mostly due to advancing work for the energy division on the development of an electrical utility and on two prospective hydroelectric plants in British Columbia.

OUTLOOK

During the next fiscal year, we expect to significantly advance the electrical utility and at least one of the prospective hydroelectric projects of the energy division, each with a scheduled completion date of late December 2003. The overdue Convertible Loan with New World Power Corporation should be resolved before June 30, 2003.

Subsequent to the fiscal year end, the Company closed the sale of the software division on September 30, 2002 and received $2,700,000 plus an estimated additional $275,000 payable as accounts receivable are collected. The proceeds from this sale are expected to fund a significant portion of the equity for the energy projects as well as providing general working capital.

Greg J. Sunell, President

REPORT ON OPERATIONS

OVERVIEW

Synex International Inc. is a public company trading on the Toronto Stock Exchange since 1987. There are three wholly owned active subsidiary companies: Synex Energy Resources Ltd., Sigma Engineering Ltd. and Synex Systems Corporation.

The Company is in the businesses of the development and operation of electrical power facilities, the provision of consulting engineering services in water resources, particularly the planning and design of hydroelectric power projects, and the development and marketing of computer software products.

CORPORATE ACTIVITIES

On June 11, 2001, Greyvest Capital Inc. and its parent, Greyvest Inc. sold all of their 9,060,333 shares to a group including the management of the Company together with other employees and outside investors. As a result, Greg Sunell and Paul O'Sullivan were appointed as directors and Alan Stephens was elected Chairman. Effective July 12, 2001, Greg Sunell was appointed President and Alan Stephens was appointed Corporate Secretary. At the Annual General Meeting held on November 27, 2001 the new board, composed of Alan Stephens, Greg Sunell, Paul O'Sullivan and Kenneth Yung, was elected by the shareholders.

During the fiscal year, the Company repurchased 389,500 shares on the open market at an average cost of $0.20 per share under a Normal Course Issuer Bid. Near the end of the fiscal year, the Company cancelled 633,500 shares which had been purchased under Normal Course Issuer Bids and at June 30, 2002 held no repurchased shares.

At June 30, 2002, there were outstanding options under the Stock Option Plans (1995) and (2000) to purchase 500,000 common shares at $0.20 per share.

At June 30, 2002, there were 15,191,083 shares issued and outstanding.

The Company commenced the fiscal year with assets of $3,996,626 including $548,878 in cash and cash equivalents and as at June 30, 2002 had assets of $4,413,340 including $556,494 in cash and cash equivalents. The Company has no outstanding bank indebtedness.

SYNEX SYSTEMS CORPORATION

Synex Systems has an 18-year history of developing and marketing popular computer software products and since 1989 has advanced its widely accepted business software product, F9, which provides a dynamic link for financial reporting between the leading software spreadsheets and the general ledgers of numerous accounting software vendors.

The current focus of development and marketing efforts is on the **F9** and **F9 Professional** products, which are becoming increasingly well known in accounting and business circles with over 40,000 users. The F9 product line is being marketed in conjunction with over 20 software accounting vendors and companies with related business applications.

During fiscal 2002, the annual revenue decreased by 3% to $2.72 million from $2.80 million while the segmented operating profit increased to $459,000 in fiscal 2002 from $110,143 in fiscal 2001. Over the last six months of the fiscal year, revenue increased by 17% to $1.56 million from $1.33 million in the corresponding period of the previous year. Most of the sales reduction occurred within the F9 Professional sales in North America while an increase in the F9 sales offset most of the difference. During fiscal 2002, sales were lower in the month following the events of September 11, 2001.

During fiscal 2002, sales via the web were significantly increased with F9 available for all of the ACCPAC and Microsoft Great Plains products. New F9 releases were completed for a number of ACCPAC and Microsoft Great Plains products as well as for BusinessWorks Gold and some niche accounting systems. The newly released products also include enhanced user guides, sample reports, help menus and resource integration.

Six new distribution agreements were entered into over the year including distribution agreements for F9 Professional in both South Africa and Australia. The reseller agreements for F9 for ACCPAC, Microsoft Great Plains and Business Vision were revised and over 200 resellers for these systems have executed a VAR Agreement with Synex Systems.

On August 8, 2002, subsequent to the fiscal year end, Synex International Inc. announced the execution of an Offer to Purchase pursuant to which, all the shares of Synex Systems Corporation would be purchased by Lasata Software Pty. Ltd. with a scheduled closing date of September 30, 2002. On September 30, 2002, Lasata Software Pty. Ltd. purchased all of the shares of Synex Systems Corporation for $2,500,000 plus an estimated $475,000 for working capital subject to a holdback of $275,000 in respect of the working capital payment. The holdback is to be paid as the accounts receivable of Synex Systems Corporation are collected.

REPORT ON OPERATIONS

SIGMA ENGINEERING LTD.

Sigma Engineering Ltd. provides consulting engineering services for the control and use of water, particularly the design of hydroelectric and other power generation facilities, hydrology, river engineering and environmental assessment services.

Sigma provides services to Synex Energy covering the operation of existing plants and the development and design work for future projects, as well as external consulting assignments. During fiscal 2002, the work for Synex Energy concentrated mostly on the management of existing plants and the advancement of three energy prospects and the external consulting assignments mostly involved the feasibility and design of several hydroelectric projects to be located in British Columbia.

The combined revenue of Sigma in fiscal 2002 was $1,017,699 as compared to $894,178 in fiscal 2001. External revenue in fiscal 2002 accounted for $712,619 as compared to $648,508 in fiscal 2001. Inter-segment revenue increased to $305,080 from $245,670.

The segment operating profit in fiscal 2002 was $137,335 an improvement from the segment operating profit of $67,930 in fiscal 2001. The economic conditions in British Columbia and the response of BC Hydro, particularly in the small hydroelectric field, strengthened over fiscal 2002 and continued activity is anticipated.

SYNEX ENERGY RESOURCES LTD.

Synex Energy has developed and operated electrical power facilities for itself and others since 1984. The revenue for fiscal 2002 was $473,090 as compared to $556,167 in fiscal 2001. There was a corresponding decrease in segment operating profit to $145,007 in fiscal 2002 from $169,219 in fiscal 2001. The decrease in revenue and profit was mostly attributable to the gain on sale in fiscal 2001 of 137,000 shares of The New World Power Corporation.

On July 1, 1998, Synex Energy closed a US$1 million Convertible Loan Agreement with The New World Power Corporation of Philadelphia due June 30, 2001. The loan is secured by a first mortgage on the hydroelectric assets of Wolverine Power Corporation, which is a wholly owned subsidiary of New World. These hydroelectric assets comprise four plants with a total installed capacity of 11 MW. Effective June 5, 2001, Greg Sunell and Alan Stephens resigned from the Board of New World due to the potential conflict in the event that Synex Energy decided to purchase some or all of the shares of Wolverine Power Corporation. Commencing in the summer of 2001, New World has been actively reviewing the potential sale of Wolverine or an alternate lending facility. Synex Energy has provided several proposals covering the purchase of Wolverine. Subsequent to fiscal year end, Synex Energy commenced foreclosure proceedings in respect of the Wolverine assets. These proceedings have been adjourned in September based on the continuing discussions between New World and Synex Energy over the purchase of Wolverine. As at June 30, 2002, Synex Energy also held 17,900 shares of New World.

During February 2000, Synex Energy and BC Hydro executed an amendment to their Clayton Falls Expansion Agreement covering the prepayment by BC Hydro of the remaining monthly payments due to Synex Energy under the Clayton Falls Expansion Agreement, with Synex

Energy continuing its obligations to BC Hydro. Synex Energy has accrued $65,000 from the prepayment as a contract warranty provision. The Clayton Falls Agreement is valid until January 2012.

At June 30, 2002, Synex Energy held 467,949 shares of Coast Mountain Power Corporation, a public company trading on the TSE Venture Exchange (symbol MW). Subsequent to fiscal year end, on July 26, 2002, Synex Energy received an additional 482,949 shares of Coast Mountain in respect of its founding shareholder agreement and now holds over 9% of the outstanding shares of Coast Mountain. Coast Mountain is progressing on the development of a 100 MW "run of river" hydroelectric plant in Northern British Columbia and completed a feasibility study dated April 5, 2002 and filed an Application for Project Approval under the Environmental Assessment Act on June 20, 2002.

The other facilities in which Synex Energy has a financial or operating interest include:

* **Kwadacha Diesel Power Plant** is managed by Synex Energy under a contract arrangement with the Kwadacha First Nation.
* **Tsay Keh Diesel Power Plant** is managed by Synex Energy under a contract arrangement with the Tsay Keh Dene.
* **Yoho Power Ltd.** was a wholly owned subsidiary of Synex Energy Resources Ltd., which was an electrical utility regulated by the British Columbia Utilities Commission. The utility was substantially sold in fiscal 1997 to BC Hydro under Key Principles of Agreement with minor cleanup work continuing and expected to be complete by the end of fiscal 2004.

Synex Energy has previously developed, owned and operated hydroelectric plants, most notably the Brown Lake Hydroelectric Plant, which is a 7 MW plant located near Prince Rupert, British Columbia, and has been involved in the leasing and operation of electrical grid connections, including the Holberg Grid Connection which is a 50km powerline located at the north end of Vancouver Island.

In fiscal 2002, Kyuquot Power Ltd. was incorporated as a wholly owned subsidiary of Synex Energy. Kyuquot Power is currently advancing plans to construct and operate a power distribution utility on the west coast of Vancouver Island. The utility would provide electricity from the BC Hydro integrated grid to replace the existing self-generation with small diesel gensets. The necessary land leases for the powerline were received dated March 31, 2002. Felling of trees over a small portion of the land was also completed. In March 2002, the local First Nation community requested a delay of the project for up to one year to enable the First Nation to secure grants to be used to lower proposed electricity rates and to allow additional time to consider the changes to electrical billings. Synex Energy expects to limit any construction activities over this period.

During December 2001, Synex Energy executed conditional power purchase agreements with BC Hydro for the supply of electricity from two planned hydroelectric projects to be located on the west coast of Vancouver Island, namely a 3 MW plant near Tahsis and a 4 MW plant near Gold River. Synex Energy is advancing the regulatory process and financial assessment for each of these two potential projects. These plants would need to be constructed prior to December 31, 2003 in order to receive premium electricity pricing included in the power purchase agreements.

SYNEX INTERNATIONAL INC.
2002 FINANCIAL STATEMENTS

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements of the Company were prepared by management in accordance with Canadian generally accepted accounting principles. Financial information presented throughout the Annual Report is consistent with that shown in the consolidated financial statements.

Management is responsible for the integrity of the consolidated financial statements. Financial statements generally include estimates which are necessary when transactions affecting the current accounting year cannot be finalized with certainty until future years. Based on careful judgements by management, such estimates have been properly reflected in the accompanying consolidated financial statements.

Systems of internal control are designed and maintained by management to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable accounting records for financial reporting purposes.

The external auditors conduct an independent audit of the consolidated financial statements in accordance with Canadian generally accepted auditing standards in order to express their opinion on these financial statements. These standards require that the external auditors plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through the Audit Committee of the Board. This Committee meets with management and the external auditors to satisfy itself that management's responsibilities are properly discharged and to review the financial statements before they are presented to the Board of Directors for approval.

G Sunell

Gregory J Sunell
President and Director

AUDITOR'S REPORT

To the Shareholders of Synex International Inc.,

We have audited the consolidated balance sheets of Synex International Inc. as at June 30, 2002 and 2001 and the consolidated statements of income and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at June 30, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants
Vancouver, BC
September 13, 2002

CONSOLIDATED BALANCE SHEETS

As at June 30		2002		2001
ASSETS				
Current				
Cash and cash equivalents	$	**556,494**	$	548,878
Accounts receivable and other		**1,293,383**		1,315,747
Prepaid expenses		**55,185**		53,866
Future income taxes (Note 6)		**41,786**		0
		1,946,848		1,918,491
Loan receivable (Note 2)		**1,520,620**		1,484,653
Capital assets (Note 3)		**238,646**		225,430
Future income taxes (Note 6)		**155,898**		110,422
Other assets (Note 2)		**551,328**		257,630
	$	**4,413,340**	$	3,996,626
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	**511,996**	$	513,894
		511,996		513,894
SHAREHOLDERS' EQUITY				
Capital stock (Note 4)		**4,707,139**		4,814,810
Deficit		**(805,795)**		(1,332,078)
		3,901,344		3,482,732
	$	**4,413,340**	$	3,996,626

See accompanying notes to consolidated financial statements.

Approved by the Directors

Alan W. Stephens
Director

Greg J. Sunell
Director

CONSOLIDATED STATEMENTS OF INCOME AND DEFICIT

For the year ended June 30	2002	2001
REVENUE		
	$ 3,919,158	$ 4,093,329
EXPENSES		
Amortization	90,899	161,343
Selling, general and administrative	3,384,799	3,808,209
	3,475,698	3,969,552
Income before provision for income taxes	443,460	123,777
Provision for income taxes (Note 6)	(53,060)	2,906
Net income for the year	496,520	120,871
Deficit at beginning of year	(1,332,078)	(1,452,949)
Shares purchased and cancelled (Note 4)	29,763	0
Deficit at end of year	$ (805,795)	$ (1,332,078)
Basic earnings per share for the year (Note 1) :	$ 0.03	$ 0.01
Fully diluted earnings per share for the year (Note 1) :	$ 0.03	$ 0.01
Weighted average of common shares outstanding :		
Basic	15,349,416	15,670,500
Fully diluted	15,807,749	15,670,500

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended June 30		2002		2001
OPERATING ACTIVITIES				
Net income	$	496,520	$	120,871
Amortization		90,899		161,343
Foreign exchange		(35,967)		0
Future income taxes		(87,264)		(40,598)
		464,188		241,616
Changes in operating assets and liabilities				
Decrease (increase) in accounts receivable and other		22,364		(332,838)
Increase (decrease) in prepaid expenses		(1,319)		25,559
(Decrease) in accounts payable and accrued liabilities		(1,898)		(23,900)
		483,335		(89,563)
FINANCING ACTIVITIES				
Common shares purchased		(77,908)		(40,637)
		(77,908)		(40,637)
INVESTING ACTIVITIES				
Energy project development costs (net)		(310,570)		(141,900)
Capital asset additions (net)		(96,096)		(55,943)
Investments (net) (Note 2)		8,855		(3,026)
Deferred financing costs		0		15,785
		(397,811)		(185,084)
Increase (decrease) in cash and cash equivalents during the year		7,616		(315,284)
Cash and cash equivalents at beginning of year		548,878		864,162
Cash and cash equivalents at end of year	$	556,494	$	548,878
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:				
Cash receipts for interest		15,537		30,897
Cash payments for taxes		(31,500)		(42,556)

See accompanying notes to consolidated financial statements.

June 30, 2002 and 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Consolidation
These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated.

b. Foreign currency translation
Transactions denominated in a currency other than Canadian dollars are translated to Canadian dollars by applying exchange rates in effect at the transaction date. At year end, monetary assets and liabilities denominated in a foreign currency are translated using the exchange rate at that date. Any resulting foreign currency translation gains and losses are included in the consolidated statement of income in the current period.

c. Use of estimates
The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

d. Cash and cash equivalents
Cash and cash equivalents include cash on hand, demand deposits, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

e. Energy projects
Project development costs relating to energy projects which are expected to benefit future periods are capitalized and pooled during the investigation and development stage, and a portion of these costs are allocated to completed projects. The costs associated with completed projects are amortized on a straight-line basis over the life of the project.

f. Software products
Research costs relating to software products are expensed as incurred. Development costs are deferred and amortized over the life of the related product to the extent that the recovery of these costs is assured.

g. Capital assets and amortization
Capital assets are recorded at cost. Amortization is provided over the estimated useful life of the asset as follows:

Computer hardware	30% declining balance basis
Computer software	100% straight-line basis
Furniture and equipment	20% declining balance basis
Leasehold improvements	Straight-line basis over the lease term
Power plant and equipment	2.5% to 30% straight-line basis

h. Investments
The Company uses the cost method to account for investments in which it has no significant influence. Provisions are made for any impairment in value, which are determined to be other than temporary. The Company uses the equity method to account for investments in which it has significiant influence.

i. Stock options
The Company provides stock options to eligible persons as determined by the Board of Directors under the Stock Options Plans (1995) and (2000). Options are priced at market value at the time of granting. Any consideration paid on exercise of options is credited to share capital.

j. Revenue recognition
Revenue from software sales less an allowance for returns, and from energy projects is recognized at the time of delivery when persuasive evidence of an arrangement exists, the price is fixed or determinable and collection is reasonably assured. Consulting service revenue is recognized as the services are performed. Provisions for estimated losses on amounts are recorded when identified.

k. Income taxes
Future income taxes relate to the expected future tax consequence of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

l. Per share calculations

The Company uses the accounting recommendations of the CICA Hankbook Section 3500, Earnings per Share. Under this method, basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and common equivalent shares outstanding during the period using the "treasury stock" method. Common equivalent shares consist of the incremental common shares issuable upon the exercise of stock options unless their effect is antidilutive. The adoption of this standard had no effect on the current or prior year reported per share calculations.

2. Other assets

		2002		2001
Energy projects	$	**500,587**	$	198,036
Investments		**50,741**		59,594
	$	**551,328**	$	257,630

a. Energy projects

		2002		2001
Energy projects, beginning of year	$	**198,036**	$	71,114
Project development costs capitalized		**310,570**		141,900
		508,606		213,014
Amortization		**(8,019)**		(14,978)
Energy projects, end of year	$	**500,587**	$	198,036

Investments

As at June 30, 2002, the Company held 17,900 New World Power Corporation shares which had a market value of US$4,062.

As at June 30, 2002, the Company held 467,949 shares of Coast Mountain Power Corp which had a market value of $383,718. Coast Mountain Power Corp is proposing to build a 100 MW hydroelectric power plant in the northern British Columbia.

b. Loan receivable

During fiscal 1999, the Company's wholly owned subsidiary, Synex Energy Resources Ltd., entered into a Convertible Loan Agreement with New World Power Corporation under which the Company provided a US$1,000,000 convertible loan. From July 1, 1998 to June 30, 2000, the Company advanced a total of US$1,000,000. The loan is secured by a first mortgage on the hydroelectric assets of Wolverine Power Corporation, a wholly owned subsidiary of NWPC and matured on June 30, 2001. The carrying value of the loan at June 30, 2002 was $1,520,620. During the year ended June 30, 2002, the Company has agreed to extend repayment of the loan and accrued interest, subject to certain conditions. Subsequent to year end, on July 29, 2002, the Company initiated a formal notice of foreclosure. The Company is negotiating the acquisition of certain of the assets of NWPC or the repayment of its loan. Management believes the carrying value of the loan is recoverable based on its secured interest. Accrued interest of $180,421 is included in accounts receivable and other (2001 - $160,000).

3. Capital assets

			2002	2001
	Cost	**Accumulated Amortization**	**Net Book Value**	Net Book Value
Computer hardware	**$ 501,765**	**$ 357,438**	**$ 144,327**	$ 132,352
Computer software	**131,415**	**122,284**	**9,131**	2,319
Furniture and equipment	**182,626**	**116,852**	**65,774**	81,511
Leasehold improvements	**52,139**	**32,725**	**19,414**	9,248
	$ 867,945	**$ 629,299**	**$ 238,646**	$ 225,430

4. Capital Stock

	2002		2001	
	Number	**Amount**	Number	Amount
Authorized common shares without par value	**100,000,000**		100,000,000	
Issued and fully paid common shares	**15,191,083**	**$ 4,707,139**	15,824,583	$ 4,903,437
Treasury stock common share	**0**	**0**	(244,000)	(88,627)
	15,191,083	**4,707,139**	15,580,583	4,814,810

During the years ended June 30, 2002 and 2001, the Company purchased shares as follows:

	2002		2001	
For cash under normal course issuer bids:				
Cancelled during the year	**633,500**	**$ 166,535**	0	$ 0
Purchased in the year	**389,500**	**77,908**	188,500	40,637

During the fiscal 2002, the Company cancelled shares which had been purchased under the terms of its Normal Course Issuer Bids of 633,500 common shares for an aggregate consideration of $166,535. The excess of stated value over the purchase price was $29,763. This amount was credited to retained earnings.

Stock option plan

Under the Stock Option Plans (1995) and (2000) as approved by the shareholders of the Company, the following activity occurred during the years:

	Weighted-Average Exercise Price	2002	2001
		Number	Number
Balance, beginning of year		**0**	0
Granted (August 23, 2001, expires June 30, 2004)	$ 0.20	**500,000**	0
Exercised		**0**	0
Lapsed		**0**	0
Balance, end of year		**500,000**	0

As of August 23, 2001, the Company has approved the granting of stock options to directors and employees to purchase up to 1,500,000 common shares of the Company. Under Stock Option Plan (1995), there remains the authority for the Board to grant up to an additional 260,000 options for a total of 1,760,000 options.

5. Business Segments

The principal classes of business of the Company are the funding and development of energy projects, the development and marketing of software products and the provision of engineering and project management services.

2002		Energy	Software	Engineering	Corporate	Consolidated
Total revenue	$	473,090	2,722,606	1,017,699	650,329	
Inter-segment revenue			4,586	305,080	634,900	
Revenue from customers	$	473,090	2,718,020	712,619	15,429	3,919,158
Segment operating profit		145,007	459,000	137,335		741,342
Corporate general expenses						297,882
Corporate income taxes						(53,060)
Net income for the year	$					496,520
Identifiable assets	$	2,508,843	1,017,668	513,729	373,100	4,413,340
Capital expenditures	$	310,570	58,152	16,172	21,772	406,666
Amortization	$	8,328	46,771	13,809	21,991	90,899

2001		Energy	Software	Engineering	Corporate	Consolidated
Total revenue	$	556,167	2,799,696	894,178	521,738	
Inter-segment revenue			429	245,670	432,351	
Revenue from customers	$	556,167	2,799,267	648,508	89,387	4,093,329
Segment operating profit		169,219	110,143	67,930	73,000	420,292
Corporate general expenses						296,515
Corporate income taxes						2,906
Net income for the year	$					120,871
Identifiable assets	$	2,268,672	1,011,424	279,898	436,632	3,996,626
Capital expenditures	$	143,447	36,326	11,463	6,607	197,843
Amortization	$	15,133	108,778	13,819	23,613	161,343

The following table sets forth the geographic information of revenues which are attributed to countries based on location of customers:

		2002		2001
Canada	$	**1,275,832**	$	1,173,787
United States		**2,180,460**		2,470,985
United Kingdom		**278,509**		333,393
Other Countries		**184,357**		115,164
Total from operations	$	**3,919,158**	$	4,093,329

All of the company's long-lived assets are located in Canada.

6. INCOME TAXES

A reconciliation between the Company's effective tax rate and the Canadian statutory rate (42.14% in 2002 and 44.58% in 2001) is as follows:

		2002		2001
Income taxes at Canadian statutory rate	$	**171,718**	$	55,179
Benefit of operating losses not recognized		**(36,900)**		77,306
Benefit of capital losses recognized		**(42,977)**		(33,529)
Reduction in tax expense due to utilization of previously unrecognized tax benefits		**(51,431)**		(66,440)
Benefit of temporary differences not recognized		**(19,277)**		(40,598)
Other		**(74,193)**		10,988
	$	**(53,060)**	$	2,906
Represented by:				
Income taxes - current	$	**34,204**	$	43,504
Income taxes - future		**(87,264)**		(40,598)
	$	**(53,060)**	$	2,906

The Company has $1,142,000 of capital lossses to be carried forward and applied against future capital gain for tax purposes. and $62,000 of investment tax credits available at various dates until 2006, to be carried forward and applied against future income taxes payable. The potential benefit of these items has not been reflected in these financial statements.

The components of the Company's future tax assets and liabilities are as follows :

		2002		2001
Future Tax Assets				
Net operating loss carry forwards	$	**124,669**	$	171,187
Tax basis of assets in excess of book value		**73,015**		55,409
Valuation Allowance		**0**		(116,174)
	$	**197,684**	$	110,422

7. FINANCIAL INSTRUMENTS

a. Fair value
The Company has financial instruments which include cash and cash equivalents, accounts receivable and other, accounts payable and accrued liabilities. The carrying value of these financial assets and liabilities approximates fair value at June 30, 2002 and 2001.

b. Financial risk
The Company is exposed to financial risk arising from fluctuations in forign exchange rates. The Company does not use derivative instruments to reduce its exposure to foreign currency rate fluctuations.

c. Credit risk
The Company currently derives revenue primarily from a large number of customers in a number of industries. These customers are geographically dispersed and the Company closely monitors credit granted to each customer. Therefore, credit risks are considered to be minimal.

8. COMMITMENTS

As at June 30, 2002, the Company had an agreement to lease office premises for an average of $244,000 per annum until expiration on August 31, 2008.

9. SUBSEQUENT EVENTS

On July 26, 2002, Synex Energy Resources Ltd., a wholly owned subsidiary of the Company, received an additional 482,949 shares of Coast Mountain Power Corp. (see note 2).

On August 8, 2002, the Company executed an Offer to Purchase pursuant to which, all the shares of its Software Division, Synex Systems Corporation, would be purchased by Lasata Pty. Ltd.. Under the terms of the Offer to Purchase, Lasata would pay cash in the amount of $2,500,000 plus the amount of the working capital estimated to be $475,000, subject to a holdback in respect of the working capital in the amount of $275,000. The offer is scheduled to close on September 30, 2002. The proceeds from the sale of the shares of the Software Division would be utilized to fund a significant portion of the equity needed for some of the energy projects. The revenue, operating profit, net income, identificable assets, capital expenditures, and amortization of the Software Division for the years ended June 30, 2002 and 2001 are disclosed in Note 5.

82-8362

02 OCT 31 AM 8:12

SYNEX INTERNATIONAL INC.

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual and extraordinary general meeting (the "Meeting") of the shareholders of SYNEX INTERNATIONAL INC. (the "Company"), will be held on Tuesday, November 26, 2002 at 10:00 am at the offices of the Company, 400 – 1444 Alberni Street, Vancouver, British Columbia, for the following purposes:

1. To receive and adopt the audited financial statements of the Company as of June 30, 2002 and the report of the auditors thereon;

2. To appoint the auditors for the ensuing year and to authorize the board of directors to set the remuneration of the auditors;

3. To elect the directors for the ensuing year;

4. To pass an ordinary resolution authorizing the directors of the Company, in advance, to obtain if required, equity financing through one or more private placements of common shares of the Company, with any such financing to be completed within the 12-month period following the date of the Meeting; and

5. To transact such other business as may properly be transacted at the Meeting, or any adjournment thereof, without notice.

The Record Date for the determination of shareholders who are entitled to notice of and to vote at the Meeting has been fixed as October 18, 2002.

An Information Circular and Form of Proxy accompany this Notice of the Meeting. Shareholders who are unable to be present in person at the Meeting are invited to complete and return the enclosed Form of Proxy in accordance with the instructions set forth therein and in the Information Circular. A Shareholder Request Form is also provided for those *unregistered shareholders who want the agent for the Company, Computershare Trust Company of Canada, to place them on the Supplementary Mailing List to receive the Quarterly Reports for the current fiscal year which are routinely mailed to the registered shareholders by Computershare Trust Company of Canada.*

DATED at Vancouver, British Columbia, Canada, on October 18, 2002.

BY ORDER OF THE BOARD

Gregory J. Sunell, President

6116-303043-000006-06v2

SYNEX INTERNATIONAL INC.
INFORMATION CIRCULAR

1. General Information

This Information Circular is furnished by SYNEX INTERNATIONAL INC. (the "Company") to the shareholders of the Company (the "Shareholders") in connection with the solicitation of proxies by the Management of the Company (the "Management") for use at the annual and extraordinary general meeting (the "Meeting") of the Shareholders to be held on Tuesday, November 26, 2002 at the time and place and for the purposes set forth in the notice of the Meeting (the "Notice of Meeting"). The date for the determination of Shareholders that are entitled to notice of, and to vote at, the Meeting (the "Record Date") is the close of business on October 18, 2002. Unless otherwise noted, information in this Information Circular is given as at October 18, 2002.

2. Persons making the Solicitation

The accompanying Form of Proxy is solicited by and on behalf of the Management. **A SHAREHOLDER HAS THE RIGHT TO APPOINT ANY PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING, EITHER BY INSERTING THE NAME OF SUCH OTHER PERSON IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.** A proxy will not be valid unless the completed Form of Proxy is received by Computershare Trust Company of Canada at the address shown in the accompanying Form of Proxy, before the time stated therein or delivered to the chairman of the meeting prior to the commencement of the Meeting. The solicitation, if any is made, is expected to be primarily by mail and the cost will be borne by the Company. Certain of the directors, officers and persons regularly employed by the Company may solicit proxies personally or by telephone or by fax, as deemed necessary, at no additional compensation.

3. Revocability of Proxies

A Shareholder who has given a Proxy may revoke it by an instrument in writing executed by the Shareholder, or by his or her attorney authorized in writing, or, where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, delivered either to the registered office of the Company, Fraser Milner Casgrain LLP, 15th Floor, The Grosvenor Building, 1040 West Georgia Street, Vancouver, British Columbia, V6E 4H8, or to Computershare Trust Company of Canada at the address shown in the accompanying Form of Proxy, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or with the chairman of the Meeting prior to the commencement of the Meeting, or by any other manner provided by law.

4. Voting Shares and Principal Holders Thereof

The Company has authorized capital consisting of 100,000,000 common shares (the "Shares") without par value. As of the Record Date, 15,231,083 Shares were issued and outstanding as fully paid and non-assessable shares. Each Share is entitled to one vote. Shareholders registered prior to the Record Date will be entitled to attend and vote at the Meeting.

A Normal Course Issuer Bid ("NCIB") was approved by the Toronto Stock Exchange (the "Exchange") for the repurchase of 775,000 Shares during the period from August 1, 2001 to July 31, 2002. The number of Shares purchased under such NCIB as at June 30, 2002 was 365,000 Shares at an average price of $0.195 per Share and 268,500 Shares were repurchased under previous NCIBs for a total of 633,500 Shares. All of these 633,500 Shares were cancelled as at June 30, 2002. On July 26, 2002, the Directors of the Company authorized a further NCIB covering the repurchase of 750,000 Shares, which was accepted by the Exchange with the repurchases required to be made during the period from August 13, 2002 to August 12, 2003. As at the Record Date no repurchase of Shares had been made under the current NCIB.

As at the Record Date, to the knowledge of the directors and senior officers of the Company, the only persons who beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the issued and outstanding Shares, are as follows:

Name	Number of Common Shares	Percentage of Outstanding Common Shares
Gregory Sunell	2,830,589	18%
Shelley Sunell [(1)]	1,547,000	10%

Note 1: Shelley Sunell is the wife of Gregory Sunell.

5. Discretionary Authority

On any ballot or poll with respect to any matter to be acted upon, the Shares represented by the Proxy will be voted in accordance with the instructions of the Shareholder, as specified. **IF A CHOICE IS NOT SPECIFIED WITH RESPECT TO ANY SUCH MATTER, OTHER THAN THE ELECTION OF DIRECTORS AND APPOINTMENT OF AUDITORS, THE SHARES REPRESENTED BY A PROXY GIVEN TO MANAGEMENT WILL BE VOTED IN FAVOUR OF THE RESOLUTIONS REFERRED TO THEREIN.**

The Proxy also confers discretionary authority on any amendment or variation of matters set forth in the Notice of Meeting and on any other matter that may properly come before the Meeting. If a Shareholder wishes to deny the grant of such discretionary authority, the Proxy must be marked accordingly where indicated.

6. Election of Directors

The number of directors has been previously fixed by the Shareholders at four.

The four persons named hereunder will be presented for election at the meeting as the nominees of the Management and the persons named in the enclosed Form of Proxy intend to vote for the election of such nominees. Each director is elected for a one year term but will hold office until the dissolution of the meeting at which his successor is elected, unless his office is earlier vacated under any of the relevant provisions of the Articles of the Company. The following information concerning the nominees, including the number of Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, has been furnished by each of the persons named hereunder.

Name, Municipality of Residence and Office Held	Principal Occupation or Employment	Date of Appointment as Director	Shares as of Record Date
Paul J. O'Sullivan * * Nanaimo, BC Director	President and COO of Triant Technologies Inc. and formerly President and CEO and formerly Vice President.	June 11, 2001	10,000
Alan W. Stephens West Vancouver, BC Chairman, Secretary & Director	Chairman and Secretary of the Company and formerly Chairman and President.	July 1, 1985 except for the period from July 9, 1992 to August 4, 1992	1,448,000
Gregory J. Sunell * * West Vancouver, BC President & Director	President of the Company and formerly Secretary.	August 4, 1992, except for the period from December 19, 2000 to June 11, 2001	2,830,589 (Note 1)

Kenneth Y. C. Yung * * North Vancouver, BC Director	Retired Professional Engineer. *Formerly Department Manager,* Hydroelectric Engineering Division BC Hydro & Power Authority.	December 15, 1993	32,000

Note 1: Shelley Sunell is the wife of Gregory Sunell and beneficially owns 1,547,000 Shares.

* *Denotes a member of the Audit Committee of the Company, as required by the *Company Act* (British Columbia).

7. Statement of Executive Compensation

A. Executive Compensation

The following table sets forth the compensation of Gregory J. Sunell, President, and Alan W. Stephens, Chairman and Secretary (together, the "Named Executive Officers"), for services rendered to the Company, including all its subsidiaries, during the past three financial years. No other executive officer earned over $100,000 in total salary and bonus during any of the past three financial years.

Summary Compensation Table for Officers								
		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Alan W. Stephens, Chairman & Secretary	2002 2001 2000	120,300 149,058 118,000	10,128 3,344 5,965	8,032 7,968 7,968	160,000/0 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil 60,000[(1)]
Gregory J. Sunell, President	2002 2001 2000	110,400 89,375 111,800	8,712 2,717 4,834	8,208 7,469 8,143	160,000/0 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil 210,000[(2)] 50,000[(1)]

Note 1: Payments of $60,000 and $50,000 were made to Alan W. Stephens and Gregory J. Sunell respectively under an incentive compensation plan approved by the directors of the Company. There is no current incentive compensation plan for the officers of the Company.

Note 2: The compensation for Gregory J. Sunell in the amount of $210,000 was provided for in a termination agreement dated February 4, 1999 approved by the directors of the Company. Mr. Sunell resigned as an employee of the Company effective May 31, 2001 and was re-employed as President of the Company effective on July 1, 2001.

B. Pension Plan

No pension or retirement plan has been instituted by the Company during the most recently completed fiscal year and none is proposed at this time.

C. Stock Option Plans/Stock Appreciation Rights

The following table sets forth details of incentive stock options to purchase Shares of the Company that were granted to the Named Executive Officers during the financial year ended June 30, 2002:

Option/SAR Grants During the Most Recently Completed Financial Year

Name	Securities Under Options/SARs Granted(#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)	Expiration Date
Gregory Sunell	160,000	32%	$0.20	$0.20	June 30, 2004
Alan Stephens	160,000	32%	$0.20	$0.20	June 30, 2004

The Company has not granted any stock appreciation rights.

The following table sets forth, in respect of the Named Executive Officers, details of all incentive stock options exercised during the financial year ended June 30, 2002 and the values of all outstanding incentive stock options:

Aggregate Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY-End[1] ($) Exercisable/Unexercisable
Gregory Sunell	Nil	Nil	160,000/0	$6,400/0
Alan Stephens	Nil	Nil	160,000/0	$6,400/0

Note 1: Based on the closing price of the Shares of the Company on the Exchange on June 30, 2002 of $0.24.

D. Termination of Employment, Changes in Responsibilities and Employment Contracts

During the fiscal year ended June 30, 2002, there was no termination of employment and no change in responsibilities or employment contracts.

E. Compensation of Directors

The mandate and means of compensation of the directors of the Company are elaborated in Item 9: Corporate Governance Disclosure. During the fiscal year ended June 30, 2002, the aggregate director compensation for external directors was $2,700 for directors' fees. No directors' fee was paid to the directors of the Company who were also senior management. During the fiscal year ended June 30, 2002, each of the four directors of the Company (Paul O'Sullivan, Alan Stephens, Gregory Sunell and Kenneth Yung) was granted 50,000 incentive stock options at an exercise price of $0.20 per share. No stock options were exercised by any of the four directors of the Company during the fiscal year ended June 30, 2002.

8. Authorization for the Issuance of Common Shares by Private Placements

The energy division of the Company is presently pursuing several opportunities involving the development and operation of electrical energy facilities and the acquisition of existing electrical energy facilities, which could require equity funding in the order of $6 million, and a rapid response may be required.

Under the rules of the Exchange, the aggregate number of common shares of a listed company that may be issued or made subject to issuance (that is, may be issued on the basis of a share purchase warrant, or option, or other convertible security) by way of one or more private placements of shares during any six-month period, must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to any such transaction (the "Exchange Rule"), unless there has been shareholder approval of any such transaction.

The directors of the Company are concerned that reliance on the Exchange Rule without forward planning may seriously restrict the ability of the officers of the Company to react in a timely manner to the potential opportunities outlined above.

Subject to certain restrictions, as noted below in this Item 8, the Exchange has been prepared to accept an advance approval by the Shareholders in anticipation of one or more private placements that may, at that time, exceed the Exchange Rule, provided that any such private placement is completed within 12 months of the date that such advance approval is given by the Shareholders.

The issued and outstanding share capital of the Company, as at the Record Date, was 15,231,083 Shares and the Company proposes that the maximum number of Shares that may be issued, or made subject to issuance, under one or more private placements within the 12-month period commencing on November 26, 2002 will not exceed 15,231,083 Shares, being 100% of the number of issued and outstanding Shares of the Company as of the Record Date.

Any private placement proceeded with by the Company under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(a) each private placement would be substantially with parties at arms' length to the Company;
(b) each private placement would not materially affect the control of the Company;
(c) each private placement would be completed within a 12-month period following the date of the advance approval by the Shareholders; and
(d) each private placement would comply with the private placement pricing rules of the Exchange, which currently state that the issue price per Share must not be lower than the closing market prices of the Shares on the Exchange, less the allowable discount, as follows:

Market Price	Maximum Discount
$0.50 or less	25%
$0.51 to $2.00	20%
$2.01 or more	15%

Therefore, the Shareholders are being asked to consider and, if considered advisable, to pass the following ordinary resolution:

RESOLVED that the issuance by the Company by one or more private placements, made during the 12-month period commencing on November 26, 2002, of such number of securities that will result in the Company issuing, or making issuable, a number of common shares aggregating up to 100% of the number of issued and outstanding shares as at October 18, 2002 being the Record Date and being the date of this Information Circular describing the advance approval process, as more particularly described in, and subject to, the restrictions described in the Information Circular, be and is approved.

9. Corporate Governance Disclosure

The policies of the current Board of Directors (the "Board") are evolving. The guidelines set out by the Exchange in its guidelines on corporate governance appear to relate to larger and more complex corporations than the Company.

The mandate of the Board is to assume responsibility for the stewardship of the Company. There are four nominees proposed as directors of the Company for the ensuing year, of which two are external directors and two are senior management of the Company. The Board has one committee, being the Audit Committee, which is responsible for reviewing the quarterly and annual financial statements of the Company and making recommendations on their acceptance to the Board. The Board makes all material policy decisions of the Company. All of the directors have been potentially rewarded in the past through the stock option plan of the Company. The two external directors have been additionally rewarded by a stipend of $300 for each Board Meeting attended in person, or $100 when attended by phone conference. In addition, non-Management directors who are also members of the Audit Committee are paid $200 for each Audit Committee Meeting attended in person, or $100 when attended by phone conference, except that when a Board Meeting and an Audit committee Meeting are held on the same day, one payment only of $300 or $100 respectively is made. The Board relies on Management for receiving, dealing with and, if appropriate, referring to the Board any feedback from, and concerns of, the Shareholders.

10. Disclosure of Indebtedness of Directors and Senior Officers

None of the directors or senior officers of the Company, or any of the persons who have been directors or senior officers of the Company since the beginning of the last completed financial year of the Company, or any associate or affiliate of any of the foregoing, is or has been indebted to the Company, or any subsidiary of the Company, at any time since the beginning of the last completed fiscal year of the Company.

11. Disclosure of Material Interests of Insiders, Directors and Senior Officers

None of the directors or senior officers of the Company, or any subsidiary thereof, or any proposed nominee for election as a director, or any associate or affiliate of any of the foregoing, has had any material interest, direct or indirect, in any material transaction of the Company at any time since the beginning of the last completed fiscal year of the Company, nor does any such person have a material interest, direct or indirect, in any presently proposed transaction of the Company.

12. Interest of Management and Others in Matters to be Acted Upon

Other than as described herein, none of the directors or senior officers of the Company, or any of the persons who have been directors or senior officers of the Company since the beginning of the last completed fiscal year of the Company, or any proposed nominee for election as a director, or any associate of any of the foregoing, has had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

13. Appointment of Auditors

Deloitte & Touche LLP will be proposed by Management for re-appointment as auditors of the Company at a remuneration to be fixed by the Board, to hold office until the next annual general meeting of the Shareholders. Deloitte & Touche LLP or their predecessor firms have been the auditors for the Company since September 17, 1985.

14. Management Contracts

The business of the Company is managed by its directors and senior officers and the Company has no management agreement with any person who is not a director or officer of the Company.

15. Other Matters to be Acted Upon

Other than those matters set forth in the Notice of Meeting, there is no other matter of which the directors have knowledge that will be acted upon at the Meeting. However, if any matter not known to the Management should come before the Meeting, then Shares represented by proxies solicited by the Management shall be voted on such matter in accordance with the best judgment of the person voting pursuant to such proxies.

DATED at Vancouver, British Columbia, Canada, on October 18, 2002.

Gregory J. Sunell, President

Alan W. Stephens, Secretary

SHAREHOLDER REQUEST FORM
TO NON REGISTERED SHAREHOLDERS OF
SYNEX INTERNATIONAL INC.

If you are the beneficial owner of shares of Synex International Inc (the "Company") that are held by and registered in a name other than your own, for example your bank, broker or trust company, and you want to receive the Quarterly Reports from our transfer agent, Computershare Trust Company of Canada, during the period ending with the subsequent Annual General Meeting, please complete this Shareholder Request Form and return it to the address shown.

To: **SYNEX INTERNATIONAL INC.**

As an unregistered shareholder of the Company, I request that my name and address be placed on the Supplementary Mailing List which will be maintained by your transfer agent, Computershare Trust Company of Canada, during the year following this Annual General Meeting, in order to receive the Quarterly Reports that are routinely mailed to the registered shareholders of the Company.

____
Name

____
Number Street

____
City Province (or State)

____
Postal (or Zip) Code

__________ ________________
Date Signature

Mail to:

COMPUTERSHARE TRUST COMPANY OF CANADA
STOCK TRANSFER DEPARTMENT
Fourth Floor - 510 Burrard Street
Vancouver, British Columbia
Canada V6C 3B9

Fax to: 604-683-3694

Directors and Officers

Alan W. Stephens
Chairman and Secretary

Gregory J. Sunell
Director and President

Paul J O'Sullivan
Director

Kenneth Y.C. Yung
Director

Head Office
1444 Alberni Street, 4th Floor
Vancouver, BC V6G 2Z4
Telephone 604-688-8271
Facsimile 604-688-1286

Website
http://www.synex.com
email astephens@synex.com

Stock Exchange Listing
The Toronto Stock Exchange
Trading Symbol (SXI)
Listed on June 5, 1987

Auditors
Deloitte & Touche LLP
Chartered Accountants
PO Box 49279
Four Bentall Centre
2000 - 1055 Dunsmuir Street
Vancouver, B.C. V7X 1P4

Bankers
Royal Bank of Canada
Main Branch, Royal Centre
1025 West Georgia Street
Vancouver, B.C. V6E 3N9

Registrar and Transfer Agent
Computershare Trust Company of Canada
Montreal Trust Centre
510 Burrard Street
Vancouver, B.C. V6C 3B9

Solicitors
Fraser Milner Casgrain
Barristers and Solicitors
15th Floor
The Grovesnor Building
1040 West Georgia Street
Vancouver, B.C. V6E 4H8